

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2020

Joseph B. Bower, Jr.
President and Chief Executive Officer
CNB Financial Corporation
1 South Second Street
PO Box 42
Clearfield, PA 16830

> **Re: CNB Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed January 30, 2020**
> **File No. 333-236172**

Dear Mr. Bower:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Eric Envall at (202) 551-3234 with any questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Finance